Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-280428
June 2024

BranchOut



BranchOut
PINEAPPLE CHIPS
BranchOut
CRISPY AVOCADO SLICES
CHILI LIME
BranchOut
CHEWY BANANA BITES
BranchOut
BELL PEPPER CRISPS
BranchOut
CRISPY BRUSSELS SPROUTS

NASDAQ: BOF

Disclaimer

Certain information set forth in this presentation contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) the expected development of the Company’s business, projects, and joint ventures; (iii) execution of the Company’s vision and growth strategy, including with respect to future M&A activity and global growth; (iv) sources and availability of third-party financing for the Company’s projects; (v) completion of the Company’s projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company’s current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements.

Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. A copy of the preliminary prospectus can be found for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alexander Capital LP at 212-687-5650 or info@alexandercapitallp.com.

Transaction Summary

Issuer	BranchOut Food Inc.
Exchange	Nasdaq Capital Market
Ticker	BOF
Offering Type	Follow-on Public Offering (FPO)
Security	Common Stock
Expected Offering Size	2,300,000 Shares
Over-Allotment Option	15% (100% Primary)
Settlement	T+1
Sole Bookrunner	Alexander Capital, L.P.
Anticipated Pricing	Week of June 24, 2024
Use of Proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes, including operating expenses and capital expenditures.

Seasoned Leadership and BoD

Eric Healy | Founder, Chairman and CEO

Eric has been our Chief Executive Officer since inception in November 2017. Mr. Healy brings over 13 years of experience as a mechanical engineer, product development engineer, and a food entrepreneur. Prior to founding BranchOut, Mr. Healy was the owner/partner of the No-Bake Cookie Company, running all aspects of the company. Mr. Healy served as a Senior Mechanical Engineer at Stratos Product Development, Synapse Product Development (both consumer product development engineering firms) as well as a Mechanical Engineer at the Boeing Company. Eric earned a Bachelor of Science in Mechanical Engineering from Oregon State University.

John Dalfonsi | CFO

John was appointed to serve as the Company's Chief Financial Officer on January 10, 2024, and has served as a director of ours since June 21, 2023. Since 1995, Mr. Dalfonsi has closed public and private equity and debt financings, merger and acquisitions, advisory and fairness opinion transactions and Nasdaq and NYSE/AMEX IPOs. He has worked with companies in the healthcare, industrial, consumer, technology, cleantech and resource sectors, bringing a wealth of experience to the Company. During this period, Mr. Dalfonsi has spent the bulk of his career at ROTH Capital Partners, LLC and Paulson Investment Company, LLC. Mr. Dalfonsi has been the Managing Member at Eagle Vision Fund G/P., LLC since April 2022, was previously a Senior Managing Director at Paulson Investment Company, LLC from January 2021 through April 2022, and a Managing Director at Roth Capital Partners from February 2002 to December 2020. Mr. Dalfonsi earned his Bachelor of Science degree in Industrial Engineering from Northwestern University and his Master of Business Administration from the University of Chicago Booth School of Business.

David Israel | Independent Director

David Israel was appointed to our board of directors, audit committee, compensation committee, and nominating and corporate government committee on June 21, 2023. Mr. Israel, one of our co-founders boasts a successful history of food entrepreneurship. As the Chief Executive Officer of Good Planet Foods since February of 2018, David brings extensive experience in natural food product development and management. Additionally, as the Chief Executive Officer of BFY Food Group since February of 2017, David brings an immediate network of distributors and buyers that will continue to scale BranchOut as growth accelerates. David developed and created Pop Gourmet as its founder in 2011, until September of 2018.

Greg Sommerville | Independent Director

Greg Somerville was appointed to our board of directors, audit committee, compensation committee, and nominating and corporate government committee on June 21, 2023. Mr. Somerville is an accomplished 30-year Sales and Marketing veteran of the U.S. Food Industry. Greg is currently North America Controller & Chief Executive Officer at Savencia Fromage and Dairy, which is the world's leading specialty cheese company and has held the position since August of 2021. In North America, Savencia has top share positions in cream cheese, domestically-produced and imported specialty cheeses, hummus, and plant-based dips and snacks. Prior to joining Savencia, Mr. Somerville spent 20 years at Land O'Lakes, Inc., starting in July of 2001 and leaving in July of 2021, where he held a variety of leadership positions in sales, customer marketing, category & consumer insights and sustainability. Mr. Somerville is a trusted industry expert as he previously held board positions at the National Frozen & Refrigerated Foods Association and the International Dairy Deli Bakery Association. Mr. Somerville's proven track record managing branded food products across the retail, food service and B2B ingredients segments will be invaluable toward supporting BranchOut's future growth. Greg has a BS in Business from the University of Wisconsin and an MBA from Quinlan School of Business.

Byron Riché Jones | Independent Director

Byron Riché Jones was appointed to our board of directors and the chairman of the Company's audit committee on January 10, 2024. Mr. Jones is a distinguished executive with over 15 years in Project Management and Business Solutions experience, and has served as director of several publicly traded and privately held companies, specifically in the Commercial Real Estate, Consumer Goods, Hospitality, Technology, and Cannabis Sectors. Since 2012, Mr. Jones has been the Director of Project Management at Jones Lang LaSalle, one of the largest global real estate companies in the world, where for the past 10 years he has overseen over $50M (US) in capital and improvements for one of the leading Global Technology Institutions. Since 2021, Mr. Jones has also been the principal of ELEVEN03 Hospitality LLC, a growth portfolio company with holdings in notable Bay Area nightlife venues, including "NOVA nightclub' and "Wild Rose Eatery and Lounge". Mr. Jones earned an Honors BS degree in Business Management from the WP Carey School of Business with an emphasis in Small Business Entrepreneurship from Arizona State University in 2005.

Company Overview

BranchOut Food is an international food-technology company that delivers truly innovative natural snacks and real superfood ingredients using exclusively licensed dehydration technology.


BranchOut
PRESERVING THE GOODNESS OF NATURE
PINEAPPLE CHIPS
LOCKS IN GENTLEDRY TECHNOLOGY NUTRITION
SIMPLY PINEAPPLE

Market Data *(as of June 21, 2024)*

Ticker (Nasdaq): BOF
Price: $1.43
52 Week Range: $1.04 - $6.20
Market Cap: $6.17M
Average Daily Trading (3 months): ~1.5M Shares
Common Shares Outstanding: 4,259,671
Officers and Directors: 1,546,103 Shares (33.5%)

Market Overview

BranchOut's branded and private label offerings are aligned with significant market trends in the Food Industry particularly the globally growing categories such as snacks, dried fruit, plant-based and private label.

Total US Snack Food Market: $108.5Bn
Expected Growth: 6.1% CAGR (2023-2030)[1]

Total US Dried Fruit: $1.2Bn
Up 2.9% year-over-year [2]

Total US Plant Based: $8.0Bn
Expected Growth: 12.2% CAGR (2023 to 2033) [3]

Growth Drivers

- Demand for healthier and more sustainable food options.
- Environmental impact of animal agriculture.
- Flexitarian and vegan diets.

Total US Private Label: $229Bn
Expected Growth: 11.3% CAGR (2022 to 2027) [4]

Growth Drivers

- Inflation driving demand to lower cost, private label (store brand) options.
- Growing awareness of private label quality.
- Retailers push to build their store brand.

1. https://www.statista.com/outlook/cmo/food/confectionery-snacks/snack-food/united-states; https://www.grandviewresearch.com/industry-analysis/savory-snacks-market
2. Nielsen Scan Data
3. https://gfi.org/marketresearch; https://www.plant based foods.org; https://www.spins.com/plant-based-insights
4. https://plma.com/article/plma-releases-2023-private-label-report

Competitive Advantage

IP Moat:

- Emerging food brands often lack intellectual property (IP) and instead rely on outspending the competition for marketing and brand awareness.
- BranchOut is unique due to our patented dehydration technology, having licenses to use patents for specific products and non-exclusivity for others, allowing us to establish a sustainable and profitable business.
- The Licensor of these patents is the global leader in this technology, and we are unaware of any competition.
- BranchOut, being an early adopter, has gained considerable "know-how" on manufacturing superior dried fruit and vegetable-based products.
- Awarded registered™ on "BranchOut" and "GentleDry".

High Barriers to Entry:

- Positioned in Peru for access to fresh fruit and vegetables and low labor costs.
- Contracts in hand for numerous private label and BranchOut brand products.
- High barriers to entry exist in terms of both time and cost.
- To replicate what we have:
  - Order new machine: estimated 12 months & $2mm.
  - Build out facility in South America: estimated 12 months & $1-2mm.
  - Set up all aspects of a new factory: estimated 9 months & $1mm.
  - Develop product portfolio with SOPs: estimated 9 months & $500k.
  - Total: $5-6mm, 3.5 years. **Before any sales activity!**



Primary Revenue Drivers

BranchOut has secured increased annualized revenue based on the following contracts:

Private Label:

- **Walmart** – Dried Fruit Category: Committed to two fruit items. Walmart values the contract at about **$5.2 million** in annualized sales, beginning in May 2023.
- **Walmart** – Produce Category: Committed to sourcing two vegetable items, carrots and Brussels sprouts, as per the contract. Walmart estimates the contract to be worth **$2.6 million** in annual sales, starting in Q2 of 2024.
- **Walmart** – New Bettergoods brand, awarded new dried fruit item for September 2024 launch.

Walmart

Branded Products:

- **Costco, LA Region** – Purchased **$230,000** in pineapple chips in August 2023, currently reviewing additional rotations.
- **Costco, Bay Area Region** – Purchased **$200,000** in pineapple chips in December 2023, which sold exceptionally well at $1,400 per store per week. Recently reordered 3X for **$600,000** for September 2024.
- **Costco, South East Region** – Committed to **$600,000** in pineapple chips for August 2024.
- **Costco, LA Region** – Verbally agreed to Chewy Banana rotation in Q1 2025.
- **Costco, PNW** - Interested in several items for Q1 2025, including new Dragon Fruit.
- New retailer commitments include the following: Jacksons (~300 stores), Giant & Giant Martin (~250 stores), and Festival Foods (~100 stores).
- Additional retailers: Kroger, Fresh Thyme, Roche Bros, Haggen, and many more.

COSTCO WHOLESALE


BranchOut
PRESERVING THE GOODNESS OF NATURE
CRISPY
PINEAPPLE
CHIPS
LOCKS IN
GENTLE DRY TECHNOLOGY
NUTRITION
ORIGINAL CRUNCH

Vertically Integrated

- Newly acquired manufacturing plant in Peru
- State-of-the-art GentleDry Technology with production capacity of $40 million
- Low cost of labor and raw materials will lead to stronger gross margins


Bend OR - Headquarters
Dallas TX -
Packaging & Warehouse
Peru - Factory



Farm to Pack in 10 Days



- Our factory in Peru is located in one of the world's most abundant regions for growing fruits and vegetables.
- Leveraging our vast network of local farmers, we select the freshest raw produce close to the factory.
- We then dehydrate and package immediately, locking in Mother Nature's goodness.
- Never frozen, heated, or oxidized for superior quality.





GentleDry Technology



GentleDry Technology preserves Mother Nature's color, flavor, and nutrition like never before!

Conventional drying methods, such as air-drying and freeze-drying, employ hot air or freezing and multi-day long process times. The result is low-quality products that are brown and leathery or have muted colors with a chalky texture.

Our GentleDry process never freezes, oxidizes, or excessively heats our fresh fruits and vegetables and completes the process in only 30-40 minutes. This leaves our dried fruits and vegetables as close to "raw" as possible. We get more vibrant colors, intense flavors, unique textures and retain the majority of the original nutritional value.


LOCKS IN
GENTLE DRY TECHNOLOGY
NUTRITION

How do we do this?

GentleDry Technology uses a combination vacuum chamber & radiant energy resulting in a rapid and gentle drying process. The vacuum removes the air around the product, eliminating oxidative browning and lowering the water's boiling point to near room temperature. This enables a more efficient energy transfer and boils the water out rapidly without exposing the products to excessive heat[1].

GentleDry is the next generation in dehydration technology with 17+ patents licensed to BranchOut

1. https://www.enwave.net

Superior Taste

Aromatic Components from Pineapple (µg kg-1)		
Compound	**GentleDry**	**Freeze Dried**
3-Metilbutanal	0.96	0.05
2-Metilbutanal	0.53	0.04
2-metilbutirato de metilo	0.32	0.26
Hexanal	0.02	0.13
Furfural	0.48	0.05
2-metilbutirato de etilo	0.35	0.22
Actetato de isoamilo	0.07	0.02
Hexanoato de metil	6.01	3.46
Hexanoato de etilo	10.88	1.79
Octanal	0.10	0.11
Heptanoato de metilo	0.26	0.34
2-Etilhexanol	0.09	0.13
Limoneno	0.05	0.02
cis-Ocimeno	0.84	0.05
trans-b-Ocimeno	5.76	0.26
Heptanoato de etilo	0.31	0.08
Nonanal	0.64	0.40
Octanoato de metilo	10.64	4.29
Ácido octanoico	0.08	0.20
cis-4-octenoato de etilo	0.47	0.02
Octanoato de etilo	8.76	1.86
cis-4-decanoato de metilo	1.47	0.36
Decanoato de metilo	0.25	0.10
E-4-decanoato de etilo	0.99	0.21
Decanoato de etilo	0.21	0.11
TOTAL	**50.5**	**14.5**

Pineapple Example:

- The aromatic compounds that make up a pineapple's flavor and aroma were tested by Eurofins Scientific (third-party lab).
  - The GentleDry total was 3X higher than freeze-dried.
  - Air-dried pineapple compounds measured near zero or were undetectable.
- Ethyl hexanoate - gives pineapple its characteristic smell:
  - 6X times higher than freeze-dried equivalent.
- Trans-β-Ocimene - monoterpene that gives a pleasantly sweet, floral, herbal aroma:
  - 22X higher than freeze-dried equivalent.
- Total compounds measured were 3.5X higher than freeze-dried.



Superior Texture and Color

Banana Example:



Freeze-dried Bananas

-Muted, dull color

-Chalky texture



Air-dried Bananas

-Brown color

-Sticky, leathery texture



GentleDried Bananas

-Perfect, fresh-looking color

-Customizable texture: crunchy, chewy, or puffed like a marshmallow


LOCKS IN
GENTLE DRY TECHNOLOGY
NUTRITION

GentleDried Preserves up to ~95% of the Original Nutrition

A number of products underwent testing for key nutritional components by a third-party lab, Eurofins Scientific. The results demonstrated a significantly higher retention rate for GentleDry compared to its freeze-dried and air-dried counterparts.

Product	Nutritional level	GentleDry	Freeze-dry	Air-dry
MANGO	**Vitamin C** (mg/100g)	**34.1**	23.4	15.0
CHERRY	**Polyphenols** (mg/g)	**11.2**	4.4	0 detected
GOLDENBERRY	**Vitamin C** (mg/100g)	**332.2**	240	11
CAMU CAMU	**Vitamin C** (mg/100g)	**≥ 25,000**	10,000 – 12,500	3,000 – 6,000
LUCUMA	**Vitamin A (β-caroteno)** (µg/100g)	**1,250**	No product available	216



Technology Comparison

	Color	Texture	Flavor	Processing Time	Nutritional Content	IP	Successful with Avocados & Bananas?
Air Drying	Brown	Leathery	Low	13 Hours	Low	None	✗
Freeze Drying	Muted or Whitened	Hard, Chalky	Medium	32 Hours	Medium to High	None	✗
GentleDry Tech.	Natural, Vibrant Color	Puffed & Crunchy or Chewy	High	30 Minutes	High	17+ patents	✓

Four Growth Channels

- ✓ Private Label/Co-Manufacturing
- ✓ Branded Retail Products
- ✓ Industrial Ingredients
- ✓ South American Sourcing & Importing



BranchOut Brand Select Customers

Walmart
Save money. Live better.

COSTCO
WHOLESALE

giant eagle

Roche Bros.

Kroger

The GIANT Company

MARKET OF CHOICE

Jacksons

unfi
united natural foods

LUNDS&BYERLYS

Stop&Shop

FRESH THYME
FARMERS MARKET

festival
foods

KeHE

DOT

HyVee
EMPLOYEE OWNED

LIPARI

Haggen
NORTHWEST FRESH

Growth Channel # 1 – Private Label / Co-Manufacturing

With BranchOut's unique technology platform and South American supply chain, the company is well positioned for success in this market.

Private Label: $200Bn+ Market
Expected Growth: 11% CAGR[1]

Walmart

Private Label Success (2023-2024)

- **Dried Fruit Set:** Dried Plums
- **Produce Set:** Carrots & Brussels Sprouts
- **Combined Ann. Revenue:** ~$7.5M
- **First Order Delivered:** May 2023
- **Currently Bidding:** 25 additional items
- **Better Goods Brand Rev:** ~$300K

Daymon

Focus on Scaling Private Label[2]

- **Leading Provider:** Retail branding and sourcing services. Connects retailers and suppliers to develop, launch, and grow private-label brands.
- **Sales Footprint:** Sales representatives are embedded in 46 of the largest retailers and sell to 120 retailers
- **Multiple Retailers Engaged:** Trader Joe's, Kroger, Whole Foods Market, and Sprouts

Co-Manufacturing Opportunities

- **US Army:** Potential inclusions for Meal, Ready-to-Eat (MRE)
- **Working with Several Brands:** Dole, Litehouse, Mariani, Project Blueprint, Mondelēz, Post.

1. https://plma.com/article/plma-releases-2023-private-label-repor
2. https://www.daymon.com/

Growth Channel #2 – Branded Retail Products



BranchOut
PRESERVING THE GOODNESS OF NATURE
CRISPY AVOCADO SLICES
LOCKS IN GENTLEDRY TECHNOLOGY NUTRITION
a HINT of LIME
CHEWY BANANA BITES
CHILI LIME
CINNAMON CHURRO
PINEAPPLE CHIPS
CRISPY BRUSSELS SPROUTS
BELL PEPPER CRISPS
with SEA SALT

Costco – Branded Success!

Costco Sales Continue to grow with $1.1M in open 2024 orders.

Past, Current and Future Regional Orders:

- Bay Area - Avocado Chips, Pineapple Chips
- Los Angeles - Pineapple Chips, Banana Bites
- Texas - Avocado Chips
- PNW - Avocado Powder, Avocado Chips, Dragon Fruit (TBD)
- South East - Pineapple Chips


BranchOut
PRESERVING THE GOODNESS OF NATURE
DRAGON FRUIT CHIPS
LOCKS IN GENTLEDRY TECHNOLOGY NUTRITION
SIMPLY DRAGON FRUIT
BranchOut
PRESERVING THE GOODNESS OF NATURE
CHEWY BANANA BITES
LOCKS IN GENTLEDRY TECHNOLOGY NUTRITION
SIMPLY BANANAS
BranchOut
PRESERVING THE GOODNESS OF NATURE
PINEAPPLE CHIPS
LOCKS IN GENTLEDRY TECHNOLOGY NUTRITION
SIMPLY PINEAPPLE


9.99
BranchOut
PRESERVING THE GOODNESS OF NATURE
CRISPY PINEAPPLE CHIPS
LOCKS IN GENTLE DRY TECHNOLOGY NUTRITION
ORIGINAL CRUNCH

LOCKS IN GENTLEDRY® TECHNOLOGY NUTRITION

Snack Packs - New Innovation for 2024

- Perfect for kids lunches - Five single serve bags inside
- Chewy Banana, Carrot Sticks, Bell Pepper Crisps & Pineapple Chips
- Merchandise in the Produce, Snacks, Dried Fruit


BranchOut
THE GOODNESS OF
BranchOut
BANANA BITES
CHEWY SNACK PACKS
5
CARROT STICKS
CRISPY SNACK PACKS
DRIED CARROTS with SEA SALT
BELL PEPPER CRISPS
CRISPY SNACK PACKS
GENTLE DRY TECHNOLOGY
PINEAPPLE CHIPS
CRISPY SNACK PACKS
100% DRIED PINEAPPLE

Growth Channel #3 – Industrial Ingredients

The US dried fruit powder market is projected to reach USD $5.4 billion by 2030, a CAGR of 6.7% from 2023 to 2030. The growth of the market can be attributed to the increasing demand for functional foods and beverages, rising health consciousness among consumers, and growing popularity of natural and organic products

- BranchOut's technology, South American supply chain, and in-house powder milling capabilities position us for success in this market.
- We believe quality avocado powders and fragments have never been offered as an ingredient before. BranchOut has the exclusive license to produce these items.
- We have interest from DOT Foods, KLN Brands, and Project Blueprint.





Growth Channel #4 – South American Sourcing & Importing

BranchOut's established South American partnerships and logistics pipeline provides access to low-cost conventional dried fruits and vegetables that can be imported to North American grocery retailers.

South American Supply Channel

This sourcing strategy provides multiple advantages and opportunities to further BranchOut's business model:

- **Increased Standalone Revenue:**
  - No impacts to BranchOut's production capacity
- **Minimal Overhead Costs:**
  - No additional expenses including labor or equipment
- **Capex Remains Unaffected:**
  - No additional funding required



Extensive Sales Network

	Bentonville Merchants - Walmart, Sam's Club, and Target
Daymon	Private Label with reps embedded in 46+ retailers with reach into 120+ retailer headquarters
acosta | ADW	The premier Costco broker, located at Costco HQ and reps in every region
FDM SALES MANAGEMENT Established 2007	80+ Sales Reps calling on all Grocery and Convenience Store Nationally
green nature MARKETING	Focused on Food Service, University, Vending, Corporate, etc



Rapidly Growing Revenue


Total Revenue
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2022
2023
Q1 TTM

Revenue Growth

- ✓ **$8M in Revenue committed for 2024**
- ✓ **$40M in Production Capacity with new Factory**

Investment Highlights

LOCKS IN GENTLEDRY® TECHNOLOGY NUTRITION

- ✓ **Achieving new revenue records every quarter**
  - Disruptive GentleDry dehydration technology driving product demand
  - IP Moat and high barriers to entry are competitive differentiators
- ✓ **Positioned for continued growth through alignment with market trends**
  - Fast-growing $300+ billion TAM across multiple food industry sub-categories
  - Established retail customer base includes Walmart, Costco, Kroger, Whole Foods, Sprouts, and more
- ✓ **3-pronged growth strategy**
  - Branded Retail, Private Label and Industrial Ingredients
- ✓ **Vertically integrated, highly scalable business model focused on sales & profitability**
  - Current assets are stable
  - Industry leading margins
- ✓ **Seasoned management team and Board of Directors**




BranchOut
Thank you
www.branchoutfood.com